
06012394

Office of International Corporate Finance
Securities and Exchange Commission
Room 3628 100F Street North East
Washington DC 20549
United States of America

3rd April 2006


SEC MAIL PROCESSING
RECEIVED
APR 10 2006
WASH, D.C. 213 SECTION

Dear Sirs

Re: File Number 82-2971
New World Development Co Ltd
<u>Rule 12g3-2 (b) exemption</u>

SUPPL

We refer to the above and enclose herewith Interim Report and Joint Announcement dated 31 March 2006in connection with the Company in duplicate for your files.

Yours truly
For and on behalf of
New World Development Co Ltd

Aldous Chiu

PROCESSED
APR 11 2006
THOMSON
FINANCIAL

Encl.
AC/kh


新移動
新世界移動控股有限公司
New World Mobile Holdings Limited

 新世界發展有限公司
New World Development Company Limited
(Incorporated in Hong Kong with limited liability)
(Stock Code: 17)

NEW WORLD MOBILE HOLDINGS LIMITED
(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 862)

JOINT ANNOUNCEMENT

COMPLETION OF THE MERGER OF THE MOBILE TELECOMMUNICATIONS BUSINESSES OF HONG KONG CSL LIMITED AND NEW WORLD PCS LIMITED

Sole financial adviser to New World Development Company Limited


UBS Investment Bank

Joint financial advisers to New World Mobile Holdings Limited


UBS Investment Bank


taifook
TAI FOOK CAPITAL LIMITED

Completion has taken place on 31 March 2006. Immediately after Completion, NWM, through NW SPV's equity holding in Telstra CSL, is interested in 23.6% of the Merged Group, which in turn owns and operates the Mobile Businesses after Completion.

INTRODUCTION

Reference is made to (i) the joint announcement dated 12 December 2005 issued by New World Development Company Limited ("NWD") and New World Mobile Holdings Limited ("NWM"); (ii) the circular (the "NWM Circular") dated 7 March 2006 issued by NWM; and (iii) the announcement dated 24 March 2006 issued by NWM. Terms used in this announcement shall have the same meanings as those defined in the NWM Circular unless the context requires otherwise.

COMPLETION OF MERGER AGREEMENT

All the conditions precedent to the Merger Agreement were fulfilled on 24 March 2006. Completion has taken place on 31 March 2006.

Immediately after Completion, NWM, through NW SPV's equity holding in Telstra CSL, is interested in 23.6% of the Merged Group, which in turn owns and operates the Mobile Businesses after Completion. The members of the NWPCS Group have ceased to be subsidiaries of NWD and NWM after Completion.

After Completion, the NWM Group will continue to (i) operate its technology-related businesses including mobile Internet services and information technology outsourcing services through the NWCS Group; and (ii) hold its 23.6% interest in the Merged Group through NW SPV's equity holding in Telstra CSL.

By Order of the Board of	By Order of the Board of
New World Development Company Limited	**New World Mobile Holdings Limited**
LEUNG Chi-Kin, Stewart	**Dr. WAI Fung-Man, Norman**
Company Secretary	*Executive Director and Chief Executive Officer*

Hong Kong, 31 March 2006

As at the date of this announcement, the NWD Board comprises: (i) executive directors: Dato' Dr. CHENG Yu-Tung, Dr. CHENG Kar-Shun, Henry, Dr. SIN Wai-Kin, David, Mr. LIANG Chong-Hou, David and Mr. LEUNG Chi-Kin, Stewart; (ii) non-executive directors: Mr. CHENG Yue-Pui, Mr. CHENG Kar-Shing, Peter, Mr. CHOW Kwai-Cheung, Mr. HO Hau-Hay, Hamilton and Mr. LIANG Cheung-Biu, Thomas and (iii) independent non-executive directors: Lord SANDBERG, Michael, Mr. YEUNG Ping-Leung, Howard, Dr. CHA Mou-Sing, Payson, JP, Mr. CHA Mou-Zing, Victor (as alternate director to Dr. CHA Mou-Sing, Payson) and Mr. LEE Luen-Wai, John, JP.

As at the date of this announcement, the NWM Board comprises (i) executive directors: Dr. CHENG Kar-Shun, Henry, Mr. DOO Wai-Hoi, William, JP, Dr. WAI Fung-Man, Norman, Mr. CHOW Yu-Chun, Alexander and Mr. TO Hin-Tsun, Gerald, (ii) non-executive directors: Mr. LO Lin-Shing, Simon and Mr. HO Hau-Chong, Norman; and (iii) independent non-executive directors: Mr. WEI Chi-Kuan, Kenny, Mr. KWONG Che-Keung, Gordon and Mr. HUI Chiu-Chung, JP.

Please also refer to the published version of this announcement in The Standard.



New World Development Company Limited
(Stock Code: 0017)

INTERIM REPORT 2005/2006













Contents


SEC MAIL
RECEIVED
PROCESSING
WASH., D.C.
APR 10 2006
213
SECTION

Financial Highlights	02
Chairman's Statement	03
Managing Director's Report	04
Business Review	05
Condensed Consolidated Profit and Loss Account	09
Condensed Consolidated Balance Sheet	10
Condensed Consolidated Cash Flow Statement	12
Condensed Consolidated Statement of Changes in Equity	13
Notes to Condensed Accounts	15
Liquidity and Capital Resources	33
Other Information	34
Corporate Information	44

Financial Highlights

	Unaudited Six months ended 31 December 2005 HK$m	2004 HK$m (Restated)	Increase/ (Decrease) %
Turnover	**13,251.1**	10,167.6	30.3
Operating profit before financing costs and income	**1,562.1**	1,054.0	48.2
Fair value changes on investment properties	**911.7**	–	N/A
Share of results of associated companies and jointly controlled entities	**942.4**	878.6	7.3
Profit attributable to shareholders of the Company	**2,092.6**	1,042.9	100.7
Net cash generated from operating activities	**1,282.1**	3,424.6	(62.6)

	As at 31 December 2005 HK$m	As at 30 June 2005 HK$m (Restated)	Increase/ (Decrease) %
Capital and reserves attributable to shareholders of the Company	**52,836.8**	51,316.4	3.0
Cash and cash equivalents	**9,503.6**	12,128.7	(21.6)
Gross debt	**23,302.6**	26,050.7	(10.5)
Net debt	**13,799.0**	13,922.0	(0.9)
Net gearing ratio (%)	**26.1**	27.1	(1.0)

Chairman's Statement

To Our Shareholders,

In this new millennium, China is making spectacular progress on all fronts. 2005 marked another progressing year for the economy of China, with a GDP growth of 9.9% to RMB18.23 trillion. Foreign Exchange Reserve increased by USD208.9 billion to USD818.9 billion. China is expected to rank amongst the top five economic entities as well as stock markets in the world in 2006. As is known to all, China has been playing an influential role in international affairs.

Standing at the gate of this blessed land, Hong Kong should seize opportunities and utilise favorable conditions upon the prosperity of China. The 11th Five-Year (2006-2010) Development Guidelines of the Central Authority have embraced Hong Kong into the country's overall development framework, further strengthening the cooperation between Hong Kong and inner cities. It also emphasizes the importance of reinforcing Hong Kong's reputation as the world's leading finance, trading and shipping centre. This shows the Central Authority's support to Hong Kong by paving the way to an immerse room of development.

In fact, a good relationship between Hong Kong and all of the Mainland is a prerequisite for our sustained economic growth. Hong Kong and our Mainland compatriots should share a common interest and destiny. By unifying efforts, all the people of China will harvest substantial benefits as a result.

A company's vision is the cornerstone for success. New World Group has been giving our country and the Central Authority a vote of confidence, by investing in the Mainland China early since 1980s. Benefited by our long-established foothold in China, the Group has been contributing to the broadening of contacts and closer ties between Hong Kong and the Mainland. Committing to its vision of "A Better Life for All", we will press ahead with our dedication to grow and enrich the lives of the people in Hong Kong and Mainland China.

Dr. Cheng Yu-Tung
Chairman
Hong Kong, 15 March 2006

Managing Director's Report

To Our Shareholders,

In the past few months, the corporate structure of the Group has been further streamlined. New World TMT was withdrawn from the Hong Kong Stock Exchange on 21 February 2006 after the privatization plan was approved in the EGM held in mid-January. In addition, the proposed merger between New World Mobility and CSL is in progress.

For the six months ended 31 December 2005, the Group recorded a turnover of HK$13,251.1 million, up 30.3% year-on-year. Profit attributable to shareholders amounted to HK$2,092.6 million, up 100.7% year-on-year. The overall business of the Group achieved satisfactory results under the resilient economy. Net debt was slightly reduced to HK$13,799.1 million which translates into a comfortable net gearing ratio of 26.1%.

In the second half of 2005, the Hong Kong property market was lukewarm with limited new launches from developers. During the same period, the Group has only launched the South Hillcrest in Hong Kong. However, the recent excited response of new property launched from developers depicts the gradual release of the pent-up demand from the end users.

The buoyant Hong Kong economy, rising salary and improving employment condition support the healthy growth of the property market. On one side, the Group will gradually launch over 1,000 residential units in the remaining months of this year. On the other side, the Group is expanding our land reserve in a prudent manner.

Vigorous commercial activities pose strong demand of office spaces in prime districts. In effect, our office portfolio in Central and Tsim Sha Tsui is having positive rental reversion. At the same time, rising number of business and tourist travellers to Hong Kong benefits the Group's rental portfolio and hotel operations.

While enjoying the goods in Hong Kong, the Group is expanding our business in Mainland China which is now one of the key economies in the global village. Our Mainland China property flagship New World China Land speeds up the capitalization of our huge land reserve accumulated in past years.

At the same time, NWS Holdings is actively looking for new infrastructure investment opportunities. The recent moves include participating in the rail container terminal project across China; exploring new water business in Chongqing; and developing multi-purpose terminals in Zhuangyuanao, Zhejiang.

The Group, together with Hong Kong, should not be just a gateway to Mainland China, but the engine to drive the growth of the country.

Dr. Cheng Kar-Shun, Henry
Managing Director
Hong Kong, 15 March 2006

Business Review

Hong Kong Property Development

During the period under review, the Group's share of property sales booked amounted to approximately HK$4 billion, up 233% year-on-year. The property sales booked were mainly from The Merton (泓都) and South Hillcrest (倚嶺南庭). The Grandiose (君傲灣), which was launched in 2005, is expected to obtain the certificate of compliance in mid-2006 and will provide gross cash proceeds of approximately HK$3.8 billion to the Group.

The Group now has a landbank of 4.78 million sq. ft. GFA for immediate development and a total of 20 million sq. ft. of agricultural land reserve pending conversion.

Development projects	Attributable GFA (sq. ft.)
Hong Kong Island	**180,680**
Kowloon	**1,703,877**
NT excluding areas pending agricultural land conversion	**2,891,564**
Total	**4,776,121**

Agricultural landbank by location	Total land area (sq. ft.)	Attributable land area (sq. ft.)
Yuen Long	**14,025,000**	**12,210,000**
Shatin/Tai Po	**3,414,000**	**2,528,000**
Fanling	**2,310,000**	**2,310,000**
Sai Kung	**2,824,000**	**2,746,000**
Tuen Mun	**120,000**	**120,000**
Total	**22,693,000**	**19,914,000**

The Group is in active discussions with the government on agricultural land conversion and is also seeking various sources to replenish its landbank, such as public auctions and tendering for development projects offered by Urban Renewal Authority and the two rail companies. The Group is now closely negotiating with the government on the conversion of two sites at Wu Kai Sha (烏溪沙) and Tai Po Tsai (大埔仔) to provide over 2 million sq. ft. GFA to the landbank for development.

Subject to market situation, the Group is expected to launch 4 projects, Lau Fau Shan project (流浮山項目), Prince Edward Road West project (太子道西項目), Belcher's Street project (卑路乍街項目) and Ma Tin Road project (馬田路項目) in 2006.

In addition, the Group also has three major projects in the pipeline. Three projects are the Black's Link, the service apartments of the Hanoi Road Redevelopment Project and the Hunghom Peninsular.

Hong Kong Property Investment

The Group's gross rental income in Hong Kong for the period amounted to HK$502 million. New World Centre and New World Tower achieved higher contributions.

Since the opening of KCRC East Tsim Sha Tsui Station, the pedestrian flow of the subway connected with New World Centre and the Station increased by 29% from 310,000 in November 2004 to 400,000 in December 2005. Meanwhile, the Sogo Tsim Sha Tsui Store was opened in September 2005, attracting a large patronage; both occupancy and the rental rates for New World Centre grew satisfactorily.

Hong Kong's buoyant economy and the expanding scope of CEPA created higher demand for office space. Both the occupancies and the rental rates of our office portfolio are expected to be further benefited.

The rising number of visitors to Hong Kong enhanced the rental rates in prime tourist areas, like Tsim Sha Tsui. The 1.1-million sq. ft. GFA Tsim Sha Tsui Hanoi Road Redevelopment Project, which is scheduled to complete in 2007 and has a 350,000-sq.ft. shopping mall with direct access to MTR Tsim Sha Tsui Station, and will further enhance our rental portfolio.

Hotels

Our hotel operations were benefited from the rising number of overseas and Chinese travellers to Hong Kong. The Group's hotels in Hong Kong, namely Grand Hyatt Hong Kong, Renaissance Harbour View Hotel and New World Renaissance Hotel, recorded an average occupancy of 84% and a 27% growth in the room rate during the period under review.

The Group's hotels in China achieved a double-digit growth in both the occupancy and room rate. Our four hotels in Southeast Asia have a moderate growth in contribution.

To further capture the booming tourist demand, the Group will build three more hotels in Hong Kong including the 380-room hotel at Hanoi Road Redevelopment Project, the 600-room hotel project at the Chinese University campus and the one million-sq. ft. GFA five-star hotel project at the New World Centre Extension.

NWS Holdings Limited ("NWSH")

Infrastructure

Infrastructure operation maintained a stable contribution to the Group. Water projects and roads & expressways projects achieved excellent results in the reporting period.

Although the combined electricity sales of Zhujiang Power Plants increased by 2%, the contribution from Zhujiang Power dropped slightly mainly due to higher fuel cost. Performance of Macau Power was satisfactory with 10% increase in electricity sales.

Commencement of operations of Tianjin Tanggu Water Plant and Shanghai SCIP Water Treatment Plants in April 2005 and the impressive performance of Chongqing Water Plant contributed to the increase in the profit contribution. The average daily water sales volume of Macau Water Plant increased by 5% during the period under review. Performance of other water projects in Mainland China was satisfactory.

Performance of roads and expressways projects within the Pearl River Delta Region was outstanding. Average daily traffic flow of Guangzhou City Northern Ring Road, Sections I and II of Beijing-Zhuhai Expressway (Guangzhou-Zhuhai Section) increased by 10%, 7% and 13% respectively. In September 2005, the disposal of Roadway No. 1906 (Qingcheng Section) contributed a gain of approximately HK$65.7 million to NWSH.

In September 2005, NWSH entered into a letter of intent with China Rail Container Transport Corp. Ltd. and other independent third parties to set up a sino-foreign joint venture, in which NWSH will hold 22% interest, to develop, operate and manage 18 large-scale pivotal rail container terminals in 18 major cities of Mainland China. The terms of the joint venture agreement are under negotiations among all parties.

Service

With the total number of guests reached 3.2 million, over 600 events held during the period under review, Hong Kong Convention and Exhibition Centre ("HKCEC") recorded satisfactory results. HKCEC is going to commence the extension plan which will see the total exhibition space increased by 30%.

ATL Logistics Centre ("ATL") recorded a stable profit with an average occupancy of 96%. Despite the modest growth in Hong Kong's container throughput in year 2005, ATL still maintained high space utilization and lease rental as the result of robust local economy.

Performance of the construction operations improved substantially during the period under review. While the construction industry in Hong Kong is still slow, the Group has successfully demonstrated its competitiveness and market-leading capability in securing a number of mega-sized projects, including casino and hotel projects in Macau.

The surge in fuel price and increase in interest rates have hindered the profitability of transport businesses. Stringent cost control measures are in place to relieve the pressure.

New World China Land Limited ("NWCL")

During the period under review, 207,238 sq. m. were sold to generate HK$1.3 billion cash proceeds to NWCL. 141,369 sq.m. of development properties and 41,902 sq.m. of investment projects were completed in the first half of FY2006. The total inventory as at 31 December 2005 amounted to 348,724 sq. m., down from 433,123 sq.m. as at 30 June 2005.

In the second half of FY2006, NWCL expects to complete 473,492 sq.m. of development properties and 197,256 sq.m. of investment projects in 2H FY2006. In particular, NWCL has completed 269,661 sq. m. of development properties after the end of 2005.

New World Mobile Holdings Limited ("NWMHL")

NWMHL reported a net loss during the period under review due to fierce market competition subsequent to the introduction of 3G services in Hong Kong. New World Mobility has strategically reduced its inactive prepaid subscriber base, which led to a decline of total subscriber number. In December 2005, the subscriber base of New World Mobility stood at 1.29 million, representing a decline of 4.4% compared to 1.35 million in June 2005.

The proposed merger between New World Mobility and Telstra CSL is expected to be completed by mid-2006, subject to the approval by the NWMHL EGM to be held on 24 March and the Office of the Telecommunications Authority. Upon completion, the merged company will be renamed as CSL New World Mobility Limited of which NWMHL will own 23.6%.

New World Telecommunications Limited ("NWT")

During the period under review, NWT reported a net loss due to intense competition in the fixed-line telecommunications market. To cope with the new competition landscape, NWT transformed from a traditional telecom carrier into a next generation IP and telecom service provider, offering a portfolio of voice, data and content services to both business customers and consumers.

New World Department Stores Limited ("NWDS")

Four stores were opened in Lanzhou (蘭州), Wuhan (武漢), Shanghai (上海) and Shenyang (瀋陽) respectively during the period under review. As at December 2005, NWDS operations expanded to 21 stores across 11 cities in Mainland China and Hong Kong with a total GFA of 596,680 sq.m..

The Group plans to open five more stores in Xiamen (廈門), Shanghai, Chongqing (重慶), Wuhan and Changsha (長沙) by the end 2006.

New World TMT Limited ("NWTMT")

The privatization of NWTMT has been approved in the NWTMT EGM held on 13 January 2006. The withdrawal of listing of NWTMT was effective from 21 February 2006.

The PrediWave litigation is in progress and the court trial is tentatively scheduled to commence in June 2006.

New World China Enterprises Projects Limited ("NWCEP")

The mandate of NWCEP is to focus on strategic investments in industries and State-Owned Enterprises reforms and restructuring in China. NWCEP not only acts as investment manager for New World's industrial projects but also acts as project manager for a China-focused private equity fund, New World Liberty China Ventures Limited. The total size of investment currently managed by NWCEP is about US$186 million and spans over 20 projects.

NWCEP invested into Shinhint Acoustic Link Holdings Ltd in May 2005 , which was successfully listed on the main board of the Hong Kong Stock Exchange on 14 July 2005.

OUTLOOK

Under the implementation of the three phases of CEPA and strengthening Pan-Pearl River Delta cooperation, Hong Kong economic is growing in steady pace. Meanwhile, the rising labour income and improving employment conditions cause a solid growth of private consumption expenditure. The local property market is benefited by all these positive signals. Meanwhile, the expanding tourism demand which is boosted by the strengthening regional economic environment, will benefit the Group's rental business and hotel operation.

According to the latest figure released by the Economist Intelligence Unit in early March, 8.6% GDP growth in China is expected in 2006. The resilient economic growth, stable increase of average income per capita and the expectation of RMB appreciation support the stable growth of real estate market in Mainland China. NWCL is in the best position to take advantage of this market trend, given the company's exposure in the downtown areas of the key cities. Our recent re-branding exercise strengthens the NWCL brand equity which is one of the key success factors as a leading property developer.

Infrastructure projects continue to be a driving contributor to the Group. In early 2006, NWSH signed a contract to form an investment company with the Chongqing Water Holding (Group) to explore water projects in the area. A framework agreement was signed in March 2006 between NWSH and the Wenzhou Port Group to develop the multi-purpose berths in Zhuangyuanao, Zhejiang. The project is expected to be operational in early 2008.

Both NWMHL and NWT will continue to operate under fierce competition. The Group expects difficulties in improving contributions from these two businesses.

NWDS will tap the booming consumer market in Mainland China by extending its footprints across the country.

While striving for positive results and improved profitability, the Group will closely monitor the effects from the rising interest rate & high fuel costs and realign corporate strategy accordingly.

Condensed Consolidated Profit and Loss Account

	Note	Unaudited Six months ended 31 December 2005 HK$m	2004 HK$m (Restated)
Turnover	2	**13,251.1**	10,167.6
Cost of sales		**(9,824.6)**	(7,588.5)
Gross profit		**3,426.5**	2,579.1
Other revenues		**18.5**	15.5
Other income/(charge)	3	**12.6**	291.7
Selling and marketing expenses		**(234.6)**	(248.4)
Administrative expenses		**(629.1)**	(603.5)
Other operating expenses		**(1,031.8)**	(980.4)
Operating profit before financing costs and income	4	**1,562.1**	1,054.0
Financing costs		**(558.0)**	(245.1)
Financing income		**250.9**	157.1
Operating profit		**1,255.0**	966.0
Fair value changes on investment properties		**911.7**	—
Share of results of			
Associated companies		**351.6**	166.9
Jointly controlled entities		**590.8**	711.7
Profit before taxation		**3,109.1**	1,844.6
Taxation	5	**(472.9)**	(245.2)
Profit for the period		**2,636.2**	1,599.4
Attributable to:			
Shareholders of the Company		**2,092.6**	1,042.9
Minority interests		**543.6**	556.5
		2,636.2	1,599.4
Interim dividend		**473.1**	346.7
Earnings per share	6		
Basic and diluted		**HK$0.60**	HK$0.30
Interim dividend per share		**HK$0.13**	HK$0.10

Condensed Consolidated Balance Sheet

	Note	As at 31 December 2005 HK$m (Unaudited)	As at 30 June 2005 HK$m (Restated)
ASSETS			
Non-current assets			
Property, plant and equipment	8	**8,476.4**	8,021.3
Investment properties	8	**19,906.1**	18,974.9
Leasehold land and land use rights	8	**2,523.7**	2,529.8
Intangible assets	7	**130.6**	110.2
Interest in associated companies		**6,284.9**	6,349.4
Interest in jointly controlled entities		**24,269.5**	22,479.9
Available-for-sale financial assets		**3,631.3**	–
Other investments		**–**	3,329.6
Held-to-maturity investments		**30.9**	–
Other non-current assets	9	**1,513.7**	1,092.4
Properties held for development		**8,464.1**	9,425.8
Deferred tax assets		**259.4**	286.5
		75,490.6	72,599.8
Current assets			
Stocks		**297.2**	294.3
Current portion of other non-current assets		**1,919.0**	2,475.5
Other loans receivable		**261.2**	551.7
Debtors and prepayments	10	**9,932.8**	8,271.8
Properties under development		**11,085.4**	10,677.7
Properties held for sale		**1,990.8**	3,379.3
Amount due from customers for contract works		**894.7**	297.6
Cash and bank balances			
Restricted		**1,735.9**	1,832.4
Unrestricted		**7,767.7**	10,296.3
		35,884.7	38,076.6
Total assets		**111,375.3**	110,676.4

	Note	As at 31 December 2005 HK$m (Unaudited)	As at 30 June 2005 HK$m (Restated)
EQUITY			
Capital and reserves attributable to the shareholders of the Company			
Share capital	12	**3,491.6**	3,491.6
Other reserves		**25,969.8**	37,776.7
Retained earnings			
Proposed final dividend		**–**	698.3
Interim dividend		**473.1**	–
Others		**22,902.3**	9,349.8
		52,836.8	51,316.4
Minority interests		**15,156.0**	14,659.9
Total equity		**67,992.8**	65,976.3
LIABILITIES			
Non-current liabilities			
Long term borrowings	11	**17,233.0**	13,315.5
Deferred tax liabilities		**3,637.2**	3,560.5
Other non-current liabilities		**497.9**	495.4
		21,368.1	17,371.4
Current liabilities			
Creditors and accrued charges	10	**10,728.8**	11,358.0
Deposit on sale of properties		**753.3**	226.6
Current income tax liabilities		**903.3**	862.2
Amounts due to customers for contract works		**952.5**	337.4
Bank loans and overdrafts			
Secured		**655.8**	906.7
Unsecured		**725.4**	1,462.4
Other unsecured loans		**49.3**	48.5
Loans from minority shareholders		**408.4**	408.4
Current portion of long term borrowings		**6,133.0**	11,718.5
Derivative financial instruments		**6.3**	–
Dividend payable		**698.3**	–
		22,014.4	27,328.7
Total liabilities		**43,382.5**	44,700.1
Total equity and liabilities		**111,375.3**	110,676.4
Net current assets		**13,870.3**	10,747.9
Total assets less current liabilities		**89,360.9**	83,347.7

Condensed Consolidated Cash Flow Statement

	Unaudited Six months ended 31 December	
	2005	2004
	HK$m	HK$m
		(Restated)
Net cash generated from operating activities	**1,282.1**	3,424.6
Net cash used in investing activities	**(3,511.7)**	(852.3)
Net cash used in financing activities	**(1,016.3)**	(3,023.9)
Decrease in cash and cash equivalents	**(3,245.9)**	(451.6)
Cash and cash equivalents at beginning of the period	**10,286.3**	5,416.9
Effect of foreign exchange rate changes	**27.0**	(7.6)
Cash and cash equivalents at end of the period	**7,067.4**	4,957.7
Analysis of balances of cash and cash equivalents:		
Cash and bank balances	**7,767.7**	5,754.7
Bank overdrafts	**(700.3)**	(797.0)
	7,067.4	4,957.7

Condensed Consolidated Statement of Changes in Equity

	Attributable to shareholders of the Company				Minority interests	Total equity
	Share capital HK$m	Other reserves HK$m	Retained profits HK$m	Total HK$m	HK$m	HK$m
Balance at 1 July 2005, as previously reported	3,491.6	45,337.5	12,828.7	61,657.8	–	61,657.8
Balance at 1 July 2005, as previously separately reported as minority interests	–	–	–	–	16,920.5	16,920.5
Effect on adoption of the following HKFRSs:						
HKAS 17	–	–	(1,133.3)	(1,133.3)	(9.9)	(1,143.2)
HKAS 32	–	65.1	(10.7)	54.4	46.7	101.1
HKAS 40	–	(1,221.7)	(313.2)	(1,534.9)	(21.1)	(1,556.0)
HK – Int 2	–	(3,869.9)	(1,309.2)	(5,179.1)	(2,180.9)	(7,360.0)
HKFRS 2	–	14.2	(14.2)	–	–	–
HK (SIC) – Int 21	–	(2,548.5)	–	(2,548.5)	(95.4)	(2,643.9)
Balance at 1 July 2005, as restated before opening adjustment	3,491.6	37,776.7	10,048.1	51,316.4	14,659.9	65,976.3
Opening adjustment on adoption of HKAS 39	–	–	(111.4)	(111.4)	11.4	(100.0)
Opening adjustment on adoption of HKAS 40	–	(11,791.6)	11,791.6	–	–	–
Balance at 1 July 2005, as restated	3,491.6	25,985.1	21,728.3	51,205.0	14,671.3	65,876.3
Decrease in fair value of available-for-sale financial assets	–	(18.4)	–	(18.4)	(26.3)	(44.7)
Translation difference	–	–	252.8	252.8	105.4	358.2
Net (expense)/income recognised directly in equity	–	(18.4)	252.8	234.4	79.1	313.5
Profit for the period	–	–	2,092.6	2,092.6	543.6	2,636.2
Total recognised (expense)/income for the period	–	(18.4)	2,345.4	2,327.0	622.7	2,949.7
Recognition of employee's share-based payment	–	3.1	–	3.1	–	3.1
Dividend paid to minority shareholders	–	–	–	–	(392.1)	(392.1)
2005 Final dividend	–	–	(698.3)	(698.3)	–	(698.3)
Acquisition of a subsidiary	–	–	–	–	21.3	21.3
Derecognition of minority interests upon disposal of a subsidiary	–	–	–	–	(4.8)	(4.8)
Effect on deemed disposal of interests in subsidiaries	–	–	–	–	237.6	237.6
Balance at 31 December 2005	3,491.6	25,969.8	23,375.4	52,836.8	15,156.0	67,992.8

Condensed Consolidated Statement of Changes in Equity *(Continued)*

	Attributable to shareholders of the Company				Minority interests	Total equity
	Share capital HK$m	Other reserves HK$m	Retained profits HK$m	Total HK$m	HK$m	HK$m
Balance at 1 July 2004, as previously reported	3,457.3	41,228.1	9,719.6	54,405.0	–	54,405.0
Balance at 1 July 2004, as previously separately reported as minority interests	–	–	–	–	13,797.4	13,797.4
Effect on adoption of the following HKFRSs:						
HKAS 17	–	–	(1,096.9)	(1,096.9)	(12.3)	(1,109.2)
HKAS 32	–	65.1	(1.6)	63.5	54.7	118.2
HKAS 40	–	(1,272.2)	(243.4)	(1,515.6)	(6.2)	(1,521.8)
HK – Int 2	–	(3,092.5)	(1,326.2)	(4,418.7)	(1,843.2)	(6,261.9)
HKFRS 2	–	6.4	(6.4)	–	–	–
HK (SIC) – Int 21	–	(1,917.4)	–	(1,917.4)	(83.3)	(2,000.7)
Balance at 1 July 2004, as restated	3,457.3	35,017.5	7,045.1	45,519.9	11,907.1	57,427.0
Release of reserve upon disposal of properties	–	1.1	–	1.1	–	1.1
Investment securities revaluation surplus/(deficit) for the period	–	100.6	–	100.6	(0.5)	100.1
Share of reserves of jointly controlled entities	–	0.3	–	0.3	–	0.3
Investment securities impairment loss charged to profit and loss account	–	(0.5)	–	(0.5)	–	(0.5)
Investment securities deficit realised upon disposal	–	(5.5)	–	(5.5)	–	(5.5)
Negative goodwill derecognised	–	–	168.5	168.5	–	168.5
Transfer from retained profits	–	11.7	(11.7)	–	–	–
Net income/(expense) recognised directly in equity	–	107.7	156.8	264.5	(0.5)	264.0
Profit for the period	–	–	1,042.9	1,042.9	556.5	1,599.4
Total recognised income/(expense) for the period	–	107.7	1,199.7	1,307.4	556.0	1,863.4
Dividend paid to minority shareholders	–	–	–	–	(209.1)	(209.1)
2004 Final dividend	–	–	(138.3)	(138.3)	–	(138.3)
Effect on deemed disposal of interests in subsidiaries	–	–	–	–	228.4	228.4
Balance at 31 December 2004, as restated	3,457.3	35,125.2	8,106.5	46,689.0	12,482.4	59,171.4

Notes to Condensed Accounts

1. Basis of preparation and accounting policies

The unaudited condensed consolidated interim financial statements have been prepared in accordance with Hong Kong Accounting Standard 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA") and Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"). The unaudited condensed interim financial statements should be read in conjunction with the 2005 annual financial statements.

The accounting policies and methods of computation used in the preparation of the interim financial statements are consistent with those used in 2005 annual financial statements except that the Group has changed certain of its accounting policies following its adoption of new and revised Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards and interpretations (collectively "HKFRS").

Change in accounting policies

In the year ended 30 June 2005, the Group early adopted HKFRS 3 "Business combinations", Hong Kong Accounting Standard ("HKAS") 36 "Impairment of assets" and HKAS 38 "Intangible assets". With effect from 1 July 2005, the Group adopted all the remaining new and revised HKFRS that are currently in issue and effective for the accounting periods commencing on or after 1 January 2005 and also early adopted the amendment to HKAS 21 "The effects of changes in foreign exchange rates – Net investment in a foreign operation" which is effective for the accounting periods commencing on or after 1 January 2006.

The following is a summary of the material changes in the principal accounting policies or presentation of accounts as a result of the adoption of those new or revised HKFRSs.

(a) *HKAS 1 Presentation of financial statements*

The adoption of HKAS 1 has affected the presentation of minority interests, share of net after-tax results of jointly controlled entities and associated companies and other disclosures.

(b) *HKAS 17 Leases*

The adoption of HKAS 17 has resulted in a change in the accounting policy relating to the reclassification of leasehold land and land use rights from property, plant and equipment to operating leases. The upfront prepayments made for the leasehold land and land use rights are expensed in the profit and loss account on a straight-line basis over the period of the lease or when there is impairment, the impairment is expensed in the profit and loss account.

In respect of property held for/under development, the amortisation of leasehold land and land use rights is included as part of the costs of the property under development in the course of property development. In all other cases, the amortisation charge is recognised in the profit and loss account.

In previous years, leasehold land and land use rights were accounted for at cost or fair value less accumulated depreciation and impairment. This change in accounting policy has been applied retrospectively.

(c) *HKAS 32 Financial instruments: Disclosures and presentation*
HKAS 39 Financial instruments: Recognition and measurement

The adoption of HKAS 32 and 39 has resulted in a change in the accounting policy relating to the classification of financial assets at fair value through profit and loss and available-for-sale financial assets. It has also resulted in the recognition of derivative financial instruments at fair value and the change in the recognition and measurement of hedging activities. HKAS 39 does not permit to recognise, derecognise and measure financial assets and liabilities in accordance with this standard on a retrospective basis.

The Group is required to split the carrying value of its convertible bond into equity and liability components in accordance with HKAS 32. The liability component is initially recognised at its fair value which is determined by using a market interest rate for an equivalent non-convertible bond and subsequently carried at amortised cost until extinguished on conversion or maturity of the bonds. The remainder of the proceeds is allocated to the conversion option which is recognised and included in shareholders' equity as reserve net of income tax effects. The notional interest expense calculated is charged to the profit and loss account. This change in accounting policy has been applied retrospectively.

1. **Basis of preparation and accounting policies** *(Continued)*

Change in accounting policies *(Continued)*

(d) *HKAS 40 Investment properties*

The adoption of revised HKAS 40 has resulted in a change in the accounting policy of which the changes in fair value of investment properties are recognised in the profit and loss account.

In previous years, increases in valuation of investment properties were credited to the properties revaluation reserve; decreases were first set off against earlier revaluation surpluses on a portfolio basis and thereafter charged to the profit and loss account.

The Group has applied the relevant transitional provisions under HKAS 40 and elected to apply HKAS 40 from 1 July 2005 onwards. As a result, properties revaluation reserve as at 1 July 2005 has been transferred to the retained profits. Comparative information has not been restated.

In addition, HKAS 40 has removed the 15% benchmark for determining the significance of the portion of property held for own use. Accordingly, the property held for own use, previously recognised as investment properties, has been classified as property, plant and equipment under HKAS 16 "Property, plant and equipment". This change in accounting policy has been applied retrospectively.

(e) *HK – Int 2 The appropriate accounting policies for hotel properties*

Hong Kong Interpretation 2 requires owner-operated hotel properties to be classified as property, plant and equipment in accordance with HKAS 16. The Group has adopted the cost model and the change in accounting policy has been applied retrospectively.

In previous years, hotel properties were stated at their open market value based on an annual professional valuation at the balance sheet date. No depreciation was provided on hotel properties held on leases of more than 20 years. Increases in valuation of hotel properties were credited to properties revaluation reserve; decreases were first set off against earlier revaluation surpluses and thereafter charged to the profit and loss account.

(f) *HK (SIC) – Int 21 Income taxes – Recovery of revalued non-depreciated assets*

The adoption of Hong Kong (SIC) Interpretation 21 has resulted in a change in the accounting policy relating to the measurement of deferred tax liabilities arising from the revaluation of investment properties. Such deferred tax liabilities are measured on the basis of tax consequences that would follow from the recovery of the carrying amount of that asset through use. In prior years, the carrying amount of that asset was expected to be recovered through sale.

(g) *HKFRS 2 Share-based payments*

The adoption of HKFRS 2 has resulted in a change in the accounting policy for share-based payments. Until 30 June 2005, the provision of share options to employees did not result in an expense in the profit and loss account. Effective on 1 July 2005, the Group expenses the cost of share options in the profit and loss account. As a transitional provision, the cost of share options which were granted after 7 November 2002 and had not yet vested on 1 July 2005 was expensed retrospectively in the profit and loss account of the respective periods.

1. **Basis of preparation and accounting policies** *(Continued)*

Effect on opening balance of equity at 1 July 2005 and 2004

	Attributable to the shareholders of the Company			Minority interests	Total equity
	Other reserves HK$m	Retained profits HK$m	Total HK$m	HK$m	HK$m
At 1 July 2005					
HKAS 17	**–**	**(1,133.3)**	**(1,133.3)**	**(9.9)**	**(1,143.2)**
HKAS 32	**65.1**	**(10.7)**	**54.4**	**46.7**	**101.1**
HKAS 39	**–**	**(111.4)**	**(111.4)**	**11.4**	**(100.0)**
HKAS 40	**(13,013.3)**	**11,478.4**	**(1,534.9)**	**(21.1)**	**(1,556.0)**
HK-Int 2	**(3,869.9)**	**(1,309.2)**	**(5,179.1)**	**(2,180.9)**	**(7,360.0)**
HKFRS 2	**14.2**	**(14.2)**	**–**	**–**	**–**
HK (SIC) – Int 21	**(2,548.5)**	**–**	**(2,548.5)**	**(95.4)**	**(2,643.9)**
Increase/(decrease) in total equity	**(19,352.4)**	**8,899.6**	**(10,452.8)**	**(2,249.2)**	**(12,702.0)**
At 1 July 2004					
HKAS 17	–	(1,096.9)	(1,096.9)	(12.3)	(1,109.2)
HKAS 32	65.1	(1.6)	63.5	54.7	118.2
HKAS 40	(1,272.2)	(243.4)	(1,515.6)	(6.2)	(1,521.8)
HK-Int 2	(3,092.5)	(1,326.2)	(4,418.7)	(1,843.2)	(6,261.9)
HKFRS 2	6.4	(6.4)	–	–	–
HK (SIC) – Int 21	(1,917.4)	–	(1,917.4)	(83.3)	(2,000.7)
Increase/(decrease) in total equity	(6,210.6)	(2,674.5)	(8,885.1)	(1,890.3)	(10,775.4)

1. **Basis of preparation and accounting policies** *(Continued)*

Increase/(decrease) on the condensed consolidated profit and loss account for the six months ended 31 December 2005 on the adoption of HKFRSs

	HKAS 1 HK$m	HKAS 17 HK$m	HKAS 40 and HK (SIC)-Int 21 HK$m	HK-Int 2 HK$m	HKAS 32 HK$m	HKFRS 2 HK$m	Total HK$m
Turnover	-	-	-	-	-	-	-
Cost of sales	-	2.7	-	-	-	-	2.7
Gross profit	-	2.7	-	-	-	-	2.7
Other revenues	-	-	-	-	-	-	-
Other income/(charge)	-	-	-	-	-	-	-
Selling and marketing expenses	-	-	-	-	-	-	-
Administrative expenses	-	-	-	-	-	(3.1)	(3.1)
Other operating expenses	-	(37.5)	(16.4)	(60.8)	49.8	-	(64.9)
Operating profit before financing costs and income	-	(34.8)	(16.4)	(60.8)	49.8	(3.1)	(65.3)
Financing costs	-	-	-	-	(13.0)	-	(13.0)
Financing income	-	-	-	-	13.1	-	13.1
Operating profit	-	(34.8)	(16.4)	(60.8)	49.9	(3.1)	(65.2)
Fair value changes on investment properties	-	-	911.7	-	-	-	911.7
Share of results of							
Associated companies	(97.7)	(1.3)	36.5	(2.5)	-	-	(65.0)
Jointly controlled entities	(90.1)	0.5	63.5	(8.5)	0.2	-	(34.4)
Profit before taxation	(187.8)	(35.6)	995.3	(71.8)	50.1	(3.1)	747.1
Taxation	187.8	-	(177.7)	-	2.4	-	12.5
Profit for the period	-	(35.6)	817.6	(71.8)	52.5	(3.1)	759.6
Attributable to:							
Shareholders of the Company	-	(35.8)	774.8	(45.4)	50.7	(1.9)	742.4
Minority interests	-	0.2	42.8	(26.4)	1.8	(1.2)	17.2
	-	(35.6)	817.6	(71.8)	52.5	(3.1)	759.6
Earnings per share -Basic and diluted (HK$)	-	0.01	0.22	(0.01)	(0.01)	-	0.21

1. Basis of preparation and accounting policies *(Continued)*

Increase/(decrease) on the condensed consolidated profit and loss account for the six months ended 31 December 2004 on the adoption of HKFRSs

	HKAS 1 HK$m	HKAS 17 HK$m	HKAS 40 HK$m	HK-Int 2 HK$m	HKAS 32 HK$m	HKFRS 2 HK$m	Total HK$m
Turnover	–	–	–	–	–	–	–
Cost of sales	–	5.4	–	(0.3)	–	–	5.1
Gross profit	–	5.4	–	(0.3)	–	–	5.1
Other revenues	–	–	–	–	–	–	–
Other income/(charge)	–	–	–	–	–	–	–
Selling and marketing expenses	–	–	–	–	–	–	–
Administrative expenses	–	–	–	–	–	(6.7)	(6.7)
Other operating expenses	–	(35.5)	(19.0)	(32.2)	2.3	–	(84.4)
Operating profit before financing costs and income	–	(30.1)	(19.0)	(32.5)	2.3	(6.7)	(86.0)
Financing costs	–	(0.3)	–	–	(13.1)	–	(13.4)
Financing income	–	–	–	–	–	–	–
Operating profit	–	(30.4)	(19.0)	(32.5)	(10.8)	(6.7)	(99.4)
Share of results of							
Associated companies	(79.2)	(1.4)	–	(2.5)	–	–	(83.1)
Jointly controlled entities	(125.5)	0.4	(0.2)	(8.5)	–	–	(133.8)
Profit before taxation	(204.7)	(31.4)	(19.2)	(43.5)	(10.8)	(6.7)	(316.3)
Taxation	204.7	–	–	0.8	2.3	–	207.8
Profit for the period	–	(31.4)	(19.2)	(42.7)	(8.5)	(6.7)	(108.5)
Attributable to:							
Shareholders of the Company	–	(32.9)	(18.9)	(25.9)	(4.6)	(3.7)	(86.0)
Minority interests	–	1.5	(0.3)	(16.8)	(3.9)	(3.0)	(22.5)
	–	(31.4)	(19.2)	(42.7)	(8.5)	(6.7)	(108.5)
Earnings per share – Basic and diluted (HK$)	–	(0.01)	(0.01)	(0.01)	–	–	(0.03)

1. Basis of preparation and accounting policies *(Continued)*

Effect of changes on adoption of the HKFRSs on the condensed consolidated balance sheet as at 30 June 2005

	Increase/(decrease) Effect of adopting					
	HKAS 17 HK$m	HKAS 32 HK$m	HKAS 40 HK$m	HK Int-2 HK$m	HK (SIC)-Int 21 HK$m	Total HK$m
Investment properties	–	–	(1,995.0)	146.7	–	(1,848.3)
Property, plant and equipment	(1,069.4)	–	(412.5)	(8,137.6)	–	(9,619.5)
Leasehold land and land use rights	1,074.7	–	737.9	717.2	–	2,529.8
Properties held for development	(669.8)	–	–	–	–	(669.8)
Interest in associated companies	(28.3)	–	(0.7)	(15.9)	(93.2)	(138.1)
Interest in jointly controlled entities	(11.6)	–	(6.7)	(96.3)	–	(114.6)
Deferred tax assets	0.8	–	–	21.5	–	22.3
Properties under development	(364.4)	–	–	–	–	(364.4)
Properties held for sale	(58.1)	–	–	–	–	(58.1)
Debtors and prepayments	–	(20.3)	–	(6.5)	–	(26.8)
	(1,126.1)	(20.3)	(1,677.0)	(7,370.9)	(93.2)	(10,287.5)
Creditors and accrued charges	10.6	–	–	–	–	10.6
Long term borrowings	–	(141.7)	–	–	–	(141.7)
Other non-current liabilities	6.5	–	–	–	–	6.5
Deferred tax liabilities	–	20.3	(121.0)	(10.9)	2,550.7	2,439.1
	17.1	(121.4)	(121.0)	(10.9)	2,550.7	2,314.5
Net assets	(1,143.2)	101.1	(1,556.0)	(7,360.0)	(2,643.9)	(12,602.0)
Capital and reserves attributable to shareholders of the Company	(1,133.3)	54.4	(1,534.9)	(5,179.1)	(2,548.5)	(10,341.4)
Minority interests	(9.9)	46.7	(21.1)	(2,180.9)	(95.4)	(2,260.6)
Total equity	(1,143.2)	101.1	(1,556.0)	(7,360.0)	(2,643.9)	(12,602.0)

2. Segment information

The Group is principally engaged in property investment and development, contracting, provision of service including property and facilities management; transport and other services, infrastructure operations including roads and bridges operations; container handling, logistics and warehousing services, telecommunication services, department store operations, hotel and restaurant operations and telecommunications, media and technology businesses.

An analysis of the Group's revenue and results for the period by business and geographical segments is as follows:

(a) Business segments

Six months ended 31 December 2005

	Property investment and development HK$m	Service HK$m	Infra-structure HK$m	Telecom-munications HK$m	Department stores (Note) HK$m	Others HK$m	Elimin-ations HK$m	Con-solidated HK$m
External sales	4,673.8	5,062.5	132.7	1,452.5	671.4	1,258.2	-	13,251.1
Inter-segment sales	53.6	570.9	-	35.8	-	-	(660.3)	-
Total turnover	4,727.4	5,633.4	132.7	1,488.3	671.4	1,258.2	(660.3)	13,251.1
Segment results	1,210.8	215.5	37.3	(12.1)	64.3	261.0		1,776.8
Other income/(charge)								12.6
Unallocated corporate expenses								(227.3)
Operating profit before financing costs and income								1,562.1
Financing costs								(558.0)
Financing income								250.9
Operating profit								1,255.0
Fair value changes on investment properties								911.7
Share of results of								
Associated companies	61.2	55.5	241.7	-	-	(6.8)		351.6
Jointly controlled entities	132.1	42.9	390.3	-	-	25.5		590.8
Profit before taxation								3,109.1
Taxation								(472.9)
Profit for the period								2,636.2

2. Segment information *(Continued)*

(a) Business segments *(Continued)*

Six months ended 31 December 2004 (Restated)

	Property investment and development HK$m	Service HK$m	Infra-structure HK$m	Telecom-munications HK$m	Department stores (Note) HK$m	Others HK$m	Elimin-ations HK$m	Con-solidated HK$m
External sales	2,310.2	4,617.9	113.9	1,324.1	567.7	1,233.8	—	10,167.6
Inter-segment sales	57.3	414.7	—	40.7	—	—	(512.7)	—
Total turnover	2,367.5	5,032.6	113.9	1,364.8	567.7	1,233.8	(512.7)	10,167.6
Segment results	640.7	46.0	22.3	82.2	39.4	160.8		991.4
Other income/(charge)								291.7
Unallocated corporate expenses								(229.1)
Operating profit before financing costs and income								1,054.0
Financing costs								(245.1)
Financing income								157.1
Operating profit								966.0
Share of results of								
Associated companies	(10.1)	33.8	144.3	–	–	(1.1)		166.9
Jointly controlled entities	171.5	42.8	506.9	–	–	(9.5)		711.7
Profit before taxation								1,844.6
Taxation								(245.2)
Profit for the period								1,599.4

Note

	Six months ended 31 December	
	2005 HK$m	2004 HK$m
Summary of the gross sales proceeds of department stores:		
Direct sales	**671.4**	567.7
Concessionaire sales	**1,700.1**	1,352.1
Total sales proceeds	**2,371.5**	1,919.8

2. Segment information *(Continued)*

(a) Business segments *(Continued)*

Other segment items included in the consolidated profit and loss account:

	Property investment and development HK$m	Service HK$m	Infra-structure HK$m	Telecom-munications HK$m	Depart-ment stores HK$m	Others HK$m	Con-solidated HK$m
Depreciation and amortisation:							
Six months ended 31 December 2005	**57.3**	**56.3**	**37.2**	**203.7**	**37.8**	**66.7**	**459.0**
Six months ended 31 December 2004	86.2	74.3	36.5	163.7	39.2	15.6	415.5
Capital expenditure:							
Six months ended 31 December 2005	**132.9**	**43.8**	**0.4**	**147.7**	**251.9**	**66.2**	**642.9**
Six months ended 31 December 2004	47.6	40.8	–	216.4	73.6	25.2	403.6

2. Segment information *(Continued)*

(a) Business segments *(Continued)*

The segment assets and liabilities are as follows:

	Property investment and development HK$m	Service HK$m	Infra-structure HK$m	Telecom-munications HK$m	Depart-ment stores HK$m	Others HK$m	Con-solidated HK$m
At 31 December 2005							
Segment assets	**50,477.9**	**7,796.5**	**2,310.5**	**2,290.2**	**1,723.6**	**6,459.2**	**71,057.9**
Associated companies	**3,552.2**	**1,355.2**	**1,083.3**	**-**	**-**	**294.2**	**6,284.9**
Jointly controlled entities	**13,912.8**	**3,300.8**	**5,219.8**	**-**	**-**	**1,836.1**	**24,269.5**
	67,942.9	**12,452.5**	**8,613.6**	**2,290.2**	**1,723.6**	**8,589.5**	**101,612.3**
Unallocated assets							**9,763.0**
Total assets							**111,375.3**
Segment liabilities	**3,872.3**	**5,582.6**	**225.8**	**642.1**	**1,399.1**	**1,210.6**	**12,932.5**
Unallocated liabilities							**30,450.0**
Total liabilities							**43,382.5**
At 30 June 2005 (Restated)							
Segment assets	50,182.4	6,211.6	2,599.1	2,554.1	795.6	7,089.1	69,431.9
Associated companies	3,729.0	1,355.0	1,142.5	—	—	122.9	6,349.4
Jointly controlled entities	12,152.1	3,309.4	5,260.6	—	—	1,757.8	22,479.9
	66,063.5	10,876.0	9,002.2	2,554.1	795.6	8,969.8	98,261.2
Unallocated assets							12,415.2
Total assets							110,676.4
Segment liabilities	4,668.2	4,087.8	397.0	913.9	846.6	1,503.9	12,417.4
Unallocated liabilities							32,282.7
Total liabilities							44,700.1

(b) Geographical segments

	Turnover	Capital expenditure	Segment assets
	Six months ended 31 December 2005		As at 31 December 2005
	HK$m	HK$m	HK$m
Hong Kong and Southeast Asia	**10,706.1**	**220.7**	**51,517.6**
Mainland China	**2,545.0**	**422.2**	**19,540.3**
North America	**-**	**-**	**-**
	13,251.1	**642.9**	**71,057.9**
	Six months ended 31 December 2004		As at 30 June 2005
	HK$m (Restated)	HK$m	HK$m (Restated)
Hong Kong and Southeast Asia	7,628.8	265.8	48,665.3
Mainland China	2,538.8	137.8	20,719.7
North America	–	–	46.9
	10,167.6	403.6	69,431.9

Sales are based on the countries in which the customers are located.

The turnover and operating profit before financing costs and income derived from the Group's activities in Southeast Asia constituted less than 10.0% of the Group's turnover and operating profit before financing costs and income.

3. Other income/(charge)

	Six months ended 31 December	
	2005	2004
	HK$m	HK$m
Impairment loss on goodwill of subsidiaries	**(13.4)**	—
Dilution loss on deemed disposal of interests in subsidiaries	**(119.6)**	(76.5)
Deficit on liquidation of subsidiaries	**—**	(4.0)
Impairment loss on:		
Property, plant and equipment	**—**	(8.8)
Intangible assets	**—**	(59.0)
Loss on disposal of associated companies	**—**	(2.1)
Profit on disposal of:		
Associated companies	**2.5**	—
Property, plant and equipment	**22.7**	—
Jointly controlled entities	**—**	6.4
Available-for-sale financial assets	**5.2**	—
Other investments	**—**	361.3
Subsidiaries	**65.7**	—
Provision for:		
Amount due from joint venture	**(17.3)**	—
Amount due from associated companies	**—**	(33.9)
Amount due from jointly controlled entities	**(19.6)**	(6.7)
Doubtful debts	**—**	(55.8)
Deposits for proposed investments	**—**	(35.6)
Other investments	**—**	(5.9)
Provision for investment in jointly controlled entities	**—**	(2.0)
Write down of stocks to net realisable value	**—**	(10.3)
Write back provision for diminution in value of:		
Jointly controlled entities	**15.9**	38.0
Properties held for sale	**—**	176.3
Write back provision for:		
Advance to joint venture	**7.7**	10.3
Advance to a investee company	**60.5**	—
Advances to associated companies	**0.9**	—
Doubtful debts	**0.3**	—
Stocks	**1.1**	—
	12.6	291.7

4. Operating profit

Operating profit of the Group is arrived at after charging the following:

	Six months ended 31 December	
	2005	2004
	HK$m	HK$m
		(Restated)
Cost of inventories sold	**1,475.4**	2,080.5
Depreciation and amortisation	**459.0**	415.5

5. Taxation

	Six months ended 31 December	
	2005	2004
	HK$m	HK$m
		(Restated)
Hong Kong profits tax	**290.9**	179.8
Overseas taxation	**12.7**	37.9
Underprovision in prior periods	**2.7**	9.8
Deferred taxation relating to changes in fair value of investment properties	**162.0**	—
Deferred taxation relating to the origination and reversal of temporary differences	**4.6**	17.7
	472.9	245.2

Hong Kong profits tax is provided at the rate of 17.5% (2004: 17.5%) on the estimated assessable profits for the period. Tax on overseas profits is provided on the estimated profits for the period at the rate of taxation prevailing in the countries in which the Group operates.

Share of taxation of associated companies and jointly controlled entities for the six months ended 31 December 2005 of HK$97.6 million and HK$90.2 million (2004: HK$79.2 million and HK$125.5 million) are included in the profit and loss account as share of results of associated companies and jointly controlled entities respectively.

6. Earnings per share

The calculation of basic earnings per share is based on the profit attributable to shareholders of HK$2,092.6 million (2004: restated HK$1,042.9 million) and 3,491.6 million shares (2004: 3,457.4 million shares) in issue during the period.

As there is no diluted earnings per share of the Company in issue during the six months ended 31 December 2004 and 2005, the basic earnings per share is equal to the diluted earnings per share for the relevant periods.

7. Intangible assets

	Goodwill HK$m	Licences and software HK$m	Development costs HK$m	Total HK$m
Net book value at 1 July 2005	**110.2**	**-**	**-**	**110.2**
Acquisition of interests in subsidiaries	**33.8**	**-**	**-**	**33.8**
Impairment charge	**(13.4)**	**-**	**-**	**(13.4)**
Net book value at 31 December 2005	**130.6**	**-**	**-**	**130.6**

8. Investment properties, property, plant and equipment and leasehold land and land use rights

	HK$m
Net book value at 1 July 2005	**29,526.0**
Translation difference	**181.7**
Acquisition of subsidiaries	**6.5**
Disposal of subsidiaries	**(122.6)**
Additions	**642.9**
Disposals	**(199.8)**
Fair value changes on investment properties	**911.7**
Reclassification	**418.8**
Depreciation, amortisation, and impairment charge	**(459.0)**
Net book value at 31 December 2005	**30,906.2**

9. Other non-current assets

(a) In 2002, New World TMT Limited ("NWTMT") a 54.44% owned subsidiary, entered into an option agreement (the "Option Agreement") with a PRC entity for the acquisition (the "Acquisition") of an interest in a fibre backbone network ("Network") in the PRC, and subject to certain conditions as stipulated in the Option Agreement, the NWTMT Group is entitled to acquire up to 70.0% interest in the Network within 2 years from the date of the Option Agreement at a consideration of approximately HK$2,563.0 million. NWTMT has paid approximately HK$1,531.0 million (30 June 2005: HK$1,531.0 million) as deposits for the Network. On 23 June 2004, NWTMT requested to withdraw from the Acquisition and the counterparties agreed on 3 September 2004 that deposits paid for proposed investments, loans and other amounts owing to the NWTMT Group totalling HK$2,160.0 million together with interest would be fully repaid to the NWTMT Group by 30 November 2004.

Purusant to the agreements on extension of repayment entered into between NWTMT and the counterparties, the counterparties agreed to (i) repay deposits paid for the Network, loans and other amounts owing to NWTMT totalling HK$2,160.0 million together with interest by 30 May 2006; (ii) pledge the 70.0% interest in the Network as security to secure their repayment, and (iii) allow the Group to retain its option to re-enter the project if the repayment was not made in accordance with the agreement.

(b) This amount also includes loans to PrediWave Companies which is the subject of the NWTMT Complaint (Note 16). A full provision of HK$304.2 million was made against these assets.

10. Debtors and prepayments and creditors and accruals

A defined credit policy is maintained within the Group. The age analysis of trade debtors and trade creditors was as follows:

	Trade debtors as at		Trade creditors as at	
	31 December 2005 HK$m	30 June 2005 HK$m	**31 December 2005 HK$m**	30 June 2005 HK$m
Current to 30 days	**5,070.6**	3,783.2	**5,046.2**	3,921.7
31-60 days	**329.3**	240.8	**466.3**	320.8
over 60 days	**847.6**	1,275.6	**1,354.0**	1,304.6
Total	**6,247.5**	5,299.6	**6,866.5**	5,547.1

11. Borrowings

	As at 31 December 2005 HK$m	As at 30 June 2005 HK$m (Restated)
Non-current		
Secured bank loans	**8,744.9**	6,909.0
Unsecured bank loans	**5,769.2**	3,791.3
Loans from minority shareholders	**1,493.9**	1,400.9
Obligation under finance leases wholly payable within 5 years	**1.0**	3.8
Convertible bonds	**1,224.0**	1,210.5
	17,233.0	13,315.5
Current		
Current portion of bank loans	**6,133.0**	11,718.5
Secured bank loans	**655.8**	906.7
Unsecured bank loans	**725.4**	1,462.4
Loans from minority shareholders	**408.4**	408.4
Other unsecured loans	**49.3**	48.5
	7,971.9	14,544.5
Total borrowings	**25,204.9**	27,860.0

	Secured bank loan HK$m	Unsecured bank loan HK$m	Obligations under finance leases HK$m	Total HK$m
The maturity of borrowings at 31 December 2005 is as follows:				
Within 1 year	**1,653.3**	**4,472.4**	**7.3**	**6,133.0**
Of more than 1 year, but not exceeding 2 years	**2,286.7**	**4,419.5**	**0.9**	**6,707.1**
Of more than 2 years, but not exceeding 5 years	**3,919.1**	**1,349.8**	**0.1**	**5,269.0**
Of more than 5 years	**2,539.0**	**–**	**–**	**2,539.0**
	10,398.1	**10,241.7**	**8.3**	**20,648.1**
The maturity of borrowings at 30 June 2005 is as follows:				
Within 1 year	3,580.7	8,103.1	34.7	11,718.5
Of more than 1 year, but not exceeding 2 years	2,337.9	1,955.7	3.8	4,297.4
Of more than 2 year, but not exceeding 5 years	4,408.9	1,807.5	–	6,216.4
Of more than 5 years	162.2	28.1	–	190.3
	10,489.7	11,894.4	38.5	22,422.6

12. Share capital

	As at 31 December 2005		As at 30 June 2005	
	No. of shares (million)	**HK$m**	No. of shares (million)	HK$m
Authorised:				
Shares of HK$1.00 each	**10,000.0**	**10,000.0**	10,000.0	10,000.0
Issued and fully paid:				
Shares of HK$1.00 each				
Balance at beginning of the period	**3,491.6**	**3,491.6**	3,457.3	3,457.3
Issued as scrip dividends	**–**	**–**	34.3	34.3
Balance at end of the period	**3,491.6**	**3,491.6**	3,491.6	3,491.6

For the year ended 30 June 2005, 34,203,052 new shares were issued in which 9,565,147 issued at HK$8.342 as 2004 final scrip dividend and 24,637,905 issued at HK$8.051 as 2005 interim scrip dividend.

13. Commitments

	As at 31 December 2005 HK$m	As at 30 June 2005 HK$m
(a) Capital commitments		
(i) Contracted but not provided for		
Property, plant and equipment	**501.7**	652.9
Jointly controlled entities	**1,000.4**	1,033.3
Available-for-sale financial assets	**34.3**	20.0
	1,536.4	1,706.2
(ii) Authorised but not contracted for		
Property, plant and equipment	**44.7**	169.6
Proposed investments	**1,171.8**	–
	1,216.5	169.6
(b) The Group's share of capital commitments committed by the jointly controlled entities not included above are as follows:		
Contracted but not provided for	**49.0**	121.0
Authorised but not contracted for	**46.8**	45.2
	95.8	166.2

(c) As at 31 December 2005, the Group had issued performance guarantees amounting to approximately HK$386.2 million (30 June 2005: HK$410.9 million), in respect of mortgage facilities granted by certain banks relating to the mortgage loans arranged for certain purchasers of property projects developed by certain subsidiaries and jointly controlled entities of the Group. Pursuant to the terms of the performance guarantees, upon default in mortgage payments by these purchasers, the Group is responsible to repay the outstanding mortgage principals together with accrued interest owed by the defaulted purchasers to the banks and the Group is entitled to take over the legal title and possession of the related properties.

13. Commitments *(Continued)*

(d) The Group has committed to acquire interests in various infrastructure projects in the PRC. The estimated total relevant commitments as at 31 December 2005 are approximately HK$383.5 million (30 June 2005: HK$829.2 million).

(e) The Group has committed to provide sufficient funds in the forms of capital and loan contributions to certain jointly controlled entities and associated companies under various joint venture contracts to finance relevant infrastructure projects. The Directors estimate that the Group's share of projected funds requirements of these projects would be approximately HK$411.1 million (30 June 2005: HK$15.8 million) which represents the attributable portion of the capital and loan contributions to be made to the jointly controlled entities and associated companies.

(f) The above capital commitment did not include commitment for purchase of property, plant and equipment and intangible assets which are subject of the PrediWave Complaint (Note 16).

14. Contingent liabilities

	As at 31 December 2005 HK$m	As at 30 June 2005 HK$m
(a) Guarantees for performance bonds in respect of:		
Construction contracts undertaken by the Group	**1,322.7**	1,322.7
Others	**220.8**	220.8
Guarantees for credit facilities granted to:		
Associated companies	**362.0**	355.2
Investee companies included under available-for-sale financial assets	**4.2**	–
Investee companies included under other investments	**–**	4.2
Jointly controlled entities	**3,235.8**	3,519.6
A related company	**55.0**	55.0
Indemnity to non-wholly owned subsidiaries for PRC tax liabilities	**1,891.0**	1,771.6
	7,091.5	7,249.1
(b) The Group's share of contingent liabilities of jointly controlled entities not included above	**63.3**	95.1

As at 31 December 2005, the Group was in dispute with a joint venture partner in respect of certain property development projects in the PRC and the parties had taken legal actions against each other in Hong Kong. No statement of claims setting out details of the claims against the Group had been filed. There were another legal proceedings in Hong Kong between the Group and a joint venture partner in respect of a hotel project in Malaysia, the trial of which was finished in July 2003 and judgement in favour of the Group was handed down on 1 April 2004. An appeal which was lodged by the joint venture partner was dismissed by the Court of Appeal on 29 June 2005. The joint venture partner appealed to the Court of Final Appeal and the hearing was scheduled to take place from 19 to 22 June 2006. The Directors have obtained legal advice on the aforesaid litigation and are of the opinion that the same will not have a material adverse impact on the financial position of the Group.

Save as disclosed above, and the pending litigation as referred to in Note 16, neither the Company nor any of its subsidiaries was engaged in any litigation, arbitration or claim of material importance and there is no litigation or claim of material importance known to the Directors to be pending or threatened by or against the Company or any member of the Group.

15. Related party transactions

The following is a summary of significant related party transactions during the period carried out in the normal course of the Group's business:

	Six months ended 31 December	
	2005	2004
	HK$m	HK$m
Transactions with affiliated companies		
Interest income	**5.9**	37.6
Management fee income	**6.9**	12.2
Provision of contracting work service	**741.4**	305.1
Transactions with other related parties		
Rental income	**12.0**	10.8

These related party transactions were conducted in accordance with the terms as disclosed in the last annual report.

16. Pending litigations

(a) In May 2004, NWTMT filed complaints to the Superior Court of the States of California for the County of Santa Clara in the United States of Amercia ("US") ("NWTMT Complaint") against the PrediWave Companies and Mr Tony Qu, the president and founder of the PrediWave Companies. Under the NWTMT Complaint, NWTMT alleged that, in reliance of the representations given by Mr Tony Qu and PrediWave, NWTMT entered into various agreements with the PrediWave Companies under which the Group invested in the PrediWave Companies and placed various purchase orders for goods and services relating to the technology (the "Technology") of video-on-demand and other digital broadcasting and related technology and added value services. The Group had paid approximately HK$5 billion to the PrediWave Companies for investments in and loans to the PrediWave Companies, and purchases of goods and services from PrediWave.

NWTMT complained of various breaches in relation to goods and services relating to the Technology, by Mr Tony Qu and the PrediWave Companies relating to the parties' agreements. Accordingly, NWTMT claimed damages for an amount to be determined at trial together with interests, recission of all agreements, restitution of all monies obtained from the Group, punitive and exemplary damages, costs of legal proceedings and other declaratory relief and equitable relief. The total monetary amount sought by NWTMT in the lawsuit exceeds US$700 million (approximately HK$5,460 million).

The directors of NWTMT have been advised by their external legal counsel that the NWTMT Complaint will not be concluded in a short period of time and the outcome of the Complaint is uncertain.

As the directors of NWTMT consider that they cannot effectively monitor the utilisation of funds by the PrediWave Companies, they expect the utilisation of funds for legal costs and other causes beyond their control will be significant throughout the period when the NWTMT Complaint is concluded. In addition, in the absence of the availability of meaningful and updated financial information on the PrediWave Companies and given the uncertainty of the timing and the outcome of the litigation which would have a consequential effect on the amount of assets recoverable, the Directors of the Company have concluded that a full provision of HK$3,082.0 million made in the accounts for year ended 30 June 2004 against the Group's investments in PrediWave Companies, loans to the Prediwave Companies and deposits paid to PrediWave remains most appropriate for the purpose of the interim financial statements for the six months ended 31 December 2005. A preliminary trial date of the NWTMT Complaint has been fixed at 16 June 2006.

16. Pending litigations *(Continued)*

(b) In May 2004, PrediWave filed complaints to the Superior Court of the State of California for the County of Los Angeles in the US against NWTMT (collectively the "PrediWave Complaint"). In January 2005, PrediWave dropped the Prediwave Complaint and filed a counter claim against NWTMT to the Superior Court of the State of California for the County of Santa Clara (the" PrediWave Cross-Complaint "). Under the PrediWave Cross-Complaint, PrediWave alleged that NWTMT had failed to make full payments under four purchase orders and one agreement for goods and services delivered or licenses granted by PrediWave to the Group relating to the Technology totalling approximately US$72.0 million (approximately HK$564.0 million). As a result, PrediWave claimed damages against NWTMT in an amount to be proved at trial, together with interest and costs of legal proceedings, restitution of the reasonable value of goods delivered to NWTMT and a declaration that PrediWave should be entitled to retain the deposits made by NWTMT under the various purchase orders and agreements.

The Directors are of the view that the Group has proper and valid defences to the PrediWave Cross-Complaint, and accordingly, no provision for commitment and/or loss has been accounted for in the interim financial statements.

17. Post balance sheet date events

(a) On 1 November 2005, the Company requested the board of directors of NWTMT to put forward a proposal to the shareholders of NWTMT other than the New World Development Group ("the Scheme Shareholders") regarding a proposed privatisation of NWTMT by way of a scheme of arrangement ("the Scheme") under Section 86 of the Companies Law of the Cayman Islands. The shares in the share capital of NWTMT held by the Scheme Shareholders would all be cancelled in exchange for HK$0.75 in cash for each share.

The Scheme was approved by the Scheme Shareholders at the Court Meeting and an Extraordinary General Meeting. The Scheme became effective on 21 February 2006 and the amount of approximately HK$326.7 million was paid to the Scheme Shareholders on 2 March 2006. Accordingly, NWTMT became a wholly owned subsidiary of the Company.

(b) On 8 December 2005, New World Mobile Holdings Limited ("NWMHL") entered into a Merger Agreement with Telstra CSL Limited ("Telstra CSL") and Telstra Holdings (Bermuda) No. 2 Limited, pursuant to which Telstra CSL has agreed to issue and allot and NWMHL has agreed to procure Upper Start Holdings Limited, a wholly owned subsidiary of NWMHL, to subscribe for new shares in Telstra CSL, which will represent 23.6% of the enlarged share capital of Telstra CSL upon completion, in exchange for the transfer of all of NWMHL's interest in New World PCS Limited, a wholly owned subsidiary of NWMHL, to Telstra CSL and a cash payment of HK$244.024 million by NWMHL to Telstra CSL. The completion of the Merger Agreement is subject to, amongst others, the approval by the shareholders of NWMHL at the extraordinary general meeting which will be held on 24 March 2006.

(c) On 10 December 2005, the Company entered into a placing agreement with the placing agent to place of not more than 280,000,000 new shares of the Company to independent third parties at a price of HK$11.50 per share. The placing agent had placed 107,000,000 shares and the net proceeds from the placing was approximately HK$1,214.0 million. The placing was completed on 16 January 2006.

18. Comparative figures

Certain comparative figures have been reclassified to conform with the current period's presentation.

Liquidity and Capital Resources

Net debt	31 December 2005 HK$m	30 June 2005 HK$m (Restated)
Consolidated net debt	**13,799.1**	13,921.9
NWSH (stock code: 0659)	**1,994.7**	2,333.5
NWCL (stock code: 0917)	**961.4**	(1,030.4)
NWMHL (stock code: 0862)	**(87.8)**	(14.0)
Consolidated net debt (excluding listed subsidiaries)	**10,930.8**	12,632.8

As at 31 December 2005, the Group's cash and bank balances amounted to HK$9,503.6 million (30 June 2005: HK$12,128.7 million). Its consolidated net borrowing amounted to HK$13,799.1 million, a decrease of HK$122.8 million as compared with 30 June 2005. Net gearing ratio as at 31 December 2005 was 26.1%.

The Group maintained a balanced debt profile with adequate risk diversification through a mix of fixed and floating rate debt. Approximately 82% of the debt profile is at floating rate.

The Group's non-current borrowings and current borrowings as at 31 December 2005 were HK$15,739.1 million and HK$7,563.5 million respectively. The maturity of non-current borrowings as at 31 December 2005 is as follows:

	HK$m
In the second year	**6,707.1**
In the third to fifth year	**6,493.0**
After the fifth year	**2,539.0**
	15,739.1

Shareholders' funds for the Group as at 31 December 2005 increased to HK$52,836.8 million against HK$51,316.4 million as restated as of 30 June 2005.

As at 31 December 2005, the Group has contingent liabilities of approximately HK$7,091.5 million (30 June 2005: HK$7,249.1 million) relating to guarantees for performance bonds in respect of construction contracts and corporate guarantees given in respect of bank loan facilities extended to certain associated companies and jointly controlled entities and indemnity to non-wholly owned subsidiaries for PRC tax liabilities.

As at 31 December 2005, the Group's property, plant and equipment, investment properties, land use rights, properties held for development, properties under development, construction in progress, available for sale financial assets, stocks and bank deposits of HK$16,764.2 million (30 June 2005: HK$21,216.2 million) have been pledged as securities for short term and long term loans.

On 10 December 2005, the Company entered into a placing agreement with the placing agent to place 107,000,000 shares to independent third parties at a price of HK$11.50 per share and the net proceeds from the placing were approximately HK$1,214.0 million. The placing was completed on 16 January 2006. The placing will further strengthen the capital base and financial position of the Company which can facilitate the Group's on going business development.

Other Information

Disclosure Pursuant to Rules 13.20 and 13.22 of the Listing Rules

At 31 December 2005, the Group had given financial assistance and guarantees to its associated companies and jointly controlled entities (collectively as "affiliated companies") are disclosed below.

The financial assistance, in aggregate, exceeds 8.0% of the Company's market capitalisation of the average closing price of the Company's shares for 5 business days immediate preceding 31 December 2005.

In aggregate the Group had advanced an amount of HK$16,841.4 million (30 June 2005: HK$17,116.9 million) to affiliated companies, guaranteed bank loans and other credit facilities for the benefit of the affiliated companies in the amount of HK$3,534.5 million (30 June 2005: HK$3,874.8 million) and contracted to further provide an aggregated amount of HK$1,782.3 million (30 June 2005: HK$1,387.0 million) in capital and loans to affiliated companies. The advances are unsecured and are interest free except for an aggregate amount of HK$6,675.8 million (30 June 2005: HK$7,548.5 million) which carry interest ranging from 0.6% above 3-month HIBOR to 12.0% per annum. Other than amounts of HK$282.1 million (30 June 2005: HK$286.6 million), HK$762.6 million and HK$287.8 million which are repayable by instalments up to December 2016, 2010 and 2008 respectively, the other advances have no fixed repayment terms.

Pursuant to Rule 13.22 of the Listing Rules, a proforma combined balance sheet of those affiliated companies with financial assistance from the Group and the Group's attributable interests in those affiliated companies as at 31 December 2005 are presented as follows:–

	Proforma combined balance sheet HK$m	**Group's attributable interest HK$m**
Non-current assets	**58,355.7**	**24,221.2**
Current assets	**21,680.3**	**9,726.0**
Current liabilities	**(18,631.3)**	**(8,332.4)**
Total assets less current liabilities	**61,404.7**	**25,614.8**
Non-current liabilities	**(12,220.8)**	**(4,682.0)**
Net assets	**49,183.9**	**20,932.8**

The proforma combined balance sheet of the affiliated companies is prepared by combining their balance sheets, after making adjustments to conform with the Group's significant accounting policies and re-grouping into significant balance sheet classification, as at 31 December 2005.

Interim Dividend

The directors have declared an interim dividend for the financial year ending 30 June 2006 in scrip form equivalent to HK$0.13 per share with a cash option to shareholders registered on 11 April 2006.

Subject to the Listing Committee ofThe Stock Exchange of Hong Kong Limited ("the Stock Exchange") granting listing of and permission to deal in the new shares, each shareholder will be allotted fully paid shares having an aggregate market value equal to the total amount which such shareholders could elect to receive in cash and that they be given the option to elect to receive payment in cash of HK$0.13 per share instead of the allotment of shares. Full details of the interim scrip dividend will be set out in a letter to be sent to shareholders together with a form of election for cash on or about 12 May 2006.

Book Close Date

Book close dates (both days inclusive):	3 April 2006 to 11 April 2006
Latest time to lodge transfer with Share Registrar:	4:00 p.m. on 31 March 2006
Share Registrar:	Tengis Limited
Address of Share Registrar:	26/F., Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong.

Purchase, Sale or Redemption of Listed Securities

The Company has not redeemed any of its listed securities during the six months ended 31 December 2005. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's listed securities during the six months ended 31 December 2005.

Audit Committee

The Audit Committee has reviewed with management the accounting principles and practices adopted by the Group and discussed internal controls and financial reporting matters including a review of the unaudited Interim Accounts for the six months ended 31 December 2005 with the Directors.

CORPORATE GOVERNANCE

Code on corporate governance practices

Corporate governance has always been one of the Group's highest priorities. Throughout the six months ended 31 December 2005, the Group has complied with the Code of Corporate Governance Practices contained in Appendix 14 of the Listing Rules except for the following deviations:

Moreover, as required under code provision A.5.4. of the CGP Code, the Board should establish written guidelines on no exacting terms than the Model Code as set out in Appendix 10 of the Listing Rules for relevant employees in respect of their dealing in the securities of the Company. The Board has established guidelines for employees in respect of their dealings in the securities of the Company as set out in the handbook for "Corporate Policy on Staff Responsibility" but they are not on no less exacting terms than the Model Code. The deviation is mainly due to the fact that the Company currently has over 47,000 employees and operates diversified businesses, it will cause immense administrative burden for processing written notifications from the relevant employees by the Company.

Model code for securities transactions by directors

The Group has adopted a code of conduct regarding directors' securities transactions on terms no less exacting than the required standard of the Model Code for Securities Transactions by Directors of Listed Issuers ("Model Code") set out in Appendix 10 of the Listing Rules. The Group has confirmed with the directors that they have complied with the required standard set out in the Model Code and its code of conduct regarding directors' securities transactions.

Investor Communication

The Group highly values investor communication and maintains dialogue with the investment community through site visits, investment forums and overseas roadshows in New York, Boston, London, Edinburgh, Singapore, Tokyo and Kuala Lumpur. Our wide embracing activities have allowed the investing public to develop a better understanding of the Group's strategies and development plans. Realising the growing investor interests in our various listed divisions, the Group will continue to enhance corporate transparency.

CORPORATE CITIZENSHIP

The Group is strongly committed to enhance corporate citizenship by encouraging employees to offer volunteer services, employing underprivileged individuals, sharing business expertise and partnering with social service groups.

New World Development Company Limited and its 25 group companies have been awarded the 2005/06 Caring Company Logo by the Hong Kong Council of Social Service. This is to recognise their contribution and outstanding performance in corporate social responsibility.

EMPLOYEES

The Group has over 47,000 employees at 31 December 2005. Remuneration policies are reviewed annually. Remuneration and bonuses are awarded to employees based on individual performances and market practices. Education subsidies will be granted to employees who are taking job-related courses. Periodic in-house training programs are also offered. Under the share option schemes of NWCL, NWSH and NWMHL options may be granted to certain Directors of the Company and certain employees of the Group to subscribe for shares in NWCL and/or NWSH and/or NWMHL.

Directors' Interests in Shares, Underlying Shares and Debentures

As at 31 December 2005, the interests of the Directors and their associates in shares, underlying shares and debentures of the Company or any of its associated corporations which were recorded in the register required to be kept by the Company pursuant to Section 352 of Securities and Futures Ordinance ("SFO") were as follows:

(A) Long position in shares

	Number of shares				
	Personal interests	**Spouse interests**	**Corporate interests**	**Total**	**Approximate % of shareholding**
New World Development Company Limited					
(Ordinary shares of HK$1.00 each)					
Dr. Cheng Kar-Shun, Henry	–	300,000	–	300,000	0.01
Dr. Sin Wai-Kin, David	4,708,708	47,098	–	4,755,806	0.14
Mr. Leung Chi-Kin, Stewart	32,553	–	–	32,553	–
Mr. Chow Kwai-Cheung	43,495	–	–	43,495	–
Mr. Ho Hau-Hay, Hamilton	–	–	439,177(1)	439,177	0.01
Mr. Liang Cheung-Biu, Thomas	5,215	–	–	5,215	–
Dragon Fortune Limited					
(Ordinary shares of US$1.00 each)					
Mr. Cheng Kar-Shing, Peter	–	–	15,869(2)	15,869	27.41
HH Holdings Corporation					
(Ordinary shares of HK$1.00 each)					
Dr. Sin Wai-Kin, David	42,000	–	–	42,000	7.00
Master Services Limited					
(Ordinary shares of US$0.01 each)					
Mr. Leung Chi-Kin, Stewart	16,335	–	–	16,335	1.63
Mr. Chow Kwai-Cheung	16,335	–	–	16,335	1.63
New World China Land Limited					
(Ordinary shares of HK$0.10 each)					
Dr. Cheng Kar-Shun, Henry	–	–	52,271,200(3)	52,271,200	1.38
Mr. Cheng Kar-Shing, Peter	1,340,000	–	–	1,340,000	0.04
Mr. Leung Chi-Kin, Stewart	500,000	–	–	500,000	0.01
Mr. Chow Kwai-Cheung	400,126	–	–	400,126	0.01
New World TMT Limited					
(Ordinary shares of HK$1.00 each)					
Dr. Cheng Kar-Shun, Henry	–	1,000,000	–	1,000,000	0.11
Dr. Sin Wai-Kin, David	5,594	53	–	5,647	–
Mr. Liang Chong-Hou, David	262	–	–	262	–

Directors' Interests in Shares, Underlying Shares and Debentures *(Continued)*

(A) Long position in shares *(Continued)*

	Number of shares				
	Personal interests	Spouse interests	Corporate interests	Total	Approximate % of shareholding
NWS Holdings Limited					
(Ordinary shares of HK$1.00 each)					
Dr. Cheng Kar-Shun, Henry	3,179,199	587,000	8,000,000[3]	11,766,199	0.64
Dr. Sin Wai-Kin, David	–	–	32,224,060[4]	32,224,060	1.75
Mr. Cheng Kar-Shing, Peter	296,975	–	2,659,700[5]	2,956,675	0.16
Mr. Liang Chong-Hou, David	163	–	–	163	–
Mr. Leung Chi-Kin, Stewart	3,526,630	–	84,607[6]	3,611,237	0.20
Mr. Chow Kwai-Cheung	2,264,652	–	–	2,264,652	0.12
Sun City Holdings Limited					
(Ordinary shares of HK$1.00 each)					
Mr. Cheng Kar-Shing, Peter	–	80,000	3,570,000[7]	3,650,000	45.63
Sun Legend Investments Limited					
(Ordinary shares of HK$1.00 each)					
Mr. Cheng Kar-Shing, Peter	–	–	500[8]	500	50.00
YE Holdings Corporation					
(Ordinary shares of HK$1.00 each)					
Mr. Leung Chi-Kin, Stewart	37,500	–	–	37,500	1.50

Notes:

(1) *These shares are beneficially owned by a company of which Mr. Ho Hau-Hay, Hamilton owns 40.00% of its issued share capital.*

(2) *4,102 shares are held by a company wholly-owned by Mr Cheng Kar-Shing, Peter and 11,767 shares are held by Sun City Holdings Limited ("Sun City"), of which Mr Cheng Kar-Shing, Peter is deemed to be interested in 45.63% of its issued share capital.*

(3) *These shares are beneficially owned by a company which is wholly-owned by Dr. Cheng Kar-Shun, Henry.*

(4) *These shares are beneficially owned by a company which is jointly owned by Dr Sin Wai-Kin, David and his spouse.*

(5) *These shares are beneficially owned by a company which is wholly-owned by Mr Cheng Kar-Shing, Peter.*

(6) *These shares are beneficially owned by a company of which Mr Leung Chi-Kin, Stewart has a direct interest of 55.00%.*

(7) *These shares are held by a company of which Mr Cheng Kar-Shing, Peter has an indirect interest of 48.18%.*

(8) *Mr Cheng Kar-Shing, Peter is deemed to be interested in the shares of Sun Legend Investments Limited by virtue of his interest in Sun City.*

(B) Long position in underlying shares – share options

Under the respective share option schemes of NWCL, NWSH, NWTMT and NWMHL, share options may be granted respectively to certain directors and employees of NWCL, NWSH, NWTMT and NWMHL to subscribe for shares. Certain Directors of the Company have personal interest in share options to subscribe for shares in these companies respectively.

Long position in underlying shares of NWCL – share options

Share options granted to Directors

Name of Director	Date of grant	Exercisable period	Number of share options[1] Balance at 1 July 2005	Exercised during the period	Balance at 31 December 2005	Exercise price per share HK$
Dr. Cheng Kar-Shun, Henry	7 February 2001	8 March 2001 to 7 March 2006	12,500,000	–	12,500,000	1.782
Mr. Cheng Kar-Shing, Peter	9 February 2001	10 March 2002 to 9 March 2006	3,550,000	(3,550,000)[2]	–	1.782
Mr. Chow Kwai-Cheung	9 February 2001	10 March 2005 to 9 March 2006	250,000	–	250,000	1.782
			16,300,000	(3,550,000)	12,750,000	

Notes:

(1) The share options are exercisable within five years commencing from one month after the dates of each grant, provided that the maximum number of share options that can be exercised during each anniversary year is 20.0% of the total number of the share options granted together with any unexercised share options carried forward from the previous years.

(2) The exercise dates were 15 July 2005, 29 July 2005, 11 August 2005 and 23 November 2005 for options representing 350,000 shares, 350,000 shares, 500,000 shares and 2,350,000 shares respectively. On the trading dates immediately before the aforesaid exercise dates, the closing price per share was HK$2.325, HK$2.600, HK$2.625 and HK$3.000 respectively.

(3) The cash consideration paid by each Director for each grant of the share options is HK$10.0.

Share options granted to employees

2000 Share Option Scheme

Date of grant	Number of share options[1] Balance at 1 July 2005	Exercised during the period[4]	Lapsed during the period	Balance at 31 December 2005	Exercise price per share HK$
5 February 2001 to 2 March 2001	25,742,400	(17,433,200)	–	8,309,200	1.782
8 February 2001 to 17 February 2001	8,000,000	(2,000,000)	–	6,000,000	1.782
2 May 2001 to 29 May 2001	560,000	(410,000)	–	150,000	2.375
29 June 2001 to 26 July 2001	3,195,000	(608,000)	–	2,587,000	2.910
31 August 2001 to 27 September 2001	947,000	(836,000)	–	111,000	2.170
26 March 2002 to 22 April 2002	742,000	(131,200)	(112,400)	498,400	2.065
	39,186,400	(21,418,400)	(112,400)	17,655,600	

(B) Long position in underlying shares – share options *(Continued)*

Long position in underlying shares of NWCL – share options *(Continued)*

Share options granted to employees *(Continued)*

2002 Share Option Scheme

	Number of share options[1]					
Date of grant	**Balance at 1 July 2005**	**Granted during the period[3]**	**Exercised during the period[5]**	**Lapsed during the period**	**Balance at 31 December 2005**	**Exercise price per share HK$**
3 January 2003 to 30 January 2003	1,210,200	–	(31,600)	–	1,178,600	1.212
12 May 2003 to 6 June 2003	2,659,700	–	(506,600)	(105,000)	2,048,100	0.912
28 October 2003 to 22 November 2003	69,000	–	–	–	69,000	1.650
18 December 2003 to 14 January 2004	1,625,000[2]	–	(1,000,000)	–	625,000	1.668
25 March 2004 to 21 April 2004	1,992,200	–	(151,400)	(294,800)	1,546,000	2.252
18 June 2004 to 15 July 2004	883,000	–	(290,800)	(277,800)	314,400	1.650
4 November 2004 to 1 December 2004	707,000	–	–	(279,000)	428,000	2.484
22 December 2004 to 18 January 2005	1,234,000	–	–	–	1,234,000	2.689
13 July 2005 to 9 August 2005	–	817,600	(29,600)	–	788,000	2.300
13 July 2005 to 9 August 2005	–	1,400,000[2]	(150,000)	–	1,250,000	2.300
7 November 2005 to 26 November 2005	–	48,800	(9,600)	–	39,200	2.620
	10,380,100	2,266,400	(2,169,600)	(956,600)	9,520,300	

Notes:

(1) *The share options are exercisable during a period of five years commencing from the expiry of one month after the dates of each grant when the offers of share options were accepted, provided that the maximum number of share options that can be exercised during a year is 20.0% of the total number of the share options granted together with any unexercised share options carried forward from the previous years.*

(2) *The share options are exercisable during a period of two years commencing from the expiry of one month after the dates of each grant when the offers of share options were accepted, provided that the maximum number of share options that can be exercised during a year is 50.0% of the total number of the share options granted together with any unexercised share options carried forward from the previous year.*

(3) *The closing prices per share immediately before 13 July 2005 and 7 November 2005, the dates of grant, were HK$2.30 and HK$2.65 respectively.*

(4) *The weighted average closing price of the shares immediately before the dates on which share options were exercised under the 2000 Share Option Scheme was HK$3.032.*

(5) *The weighted average closing price of the shares immediately before the dates on which share options were exercised under the 2002 Share Option Scheme was HK$3.130.*

(6) *The cash consideration paid by each employee for each grant of the share option is HK$10.0.*

The fair values of the share options granted during the period with exercise prices per share of HK$2.300 and HK$2.620 are estimated at HK$0.63 and HK$1.045, respectively, using the Binomial pricing model. Values are estimated based on the risk-free rate ranging from 3.18% to 4.5 per annum with reference to the rate prevailing on the Exchange Fund Notes, a one-year period historical volatility of 0.22, assuming no dividends and an expected option life of 5 years.

The Binomial pricing model required input of subjective assumptions such as the expected stock price volatility. Change in the subjective input may materially affect the fair value estimates.

Directors' Interests in Shares, Underlying Shares and Debentures *(Continued)*

(B) Long position in underlying shares – share options *(Continued)*

Long position in underlying shares of NWSH – share options

Share options granted to Directors

Name of Director	Date of grant	Exercisable period	Number of share options with exercise price of HK$3.719 per share: Balance at 1 July 2005	Exercised during the period	Balance at 31 December 2005
Dr. Cheng Kar-Shun, Henry	21 July 2003	21 July 2005 to 20 July 2008	1,009,849	(1,009,849)[2]	–
Mr. Cheng Kar-Shing, Peter	21 July 2003	21 July 2005 to 20 July 2008	168,308	(168,308)[3]	–
Mr. Leung Chi-Kin, Stewart	21 July 2003	21 July 2004 to 20 July 2008	68,669	–	68,669[1]
			1,246,826	(1,178,157)	68,669

Notes:

(1) Divided into 2 tranches exercisable from 21 July 2004 and 21 July 2005 to 20 July 2008 respectively.

(2) The exercise date was 29 September 2005. On 28 September 2005, being the trading date immediately before the share options were exercised, the closing price per share was HK$12.35.

(3) The exercise date was 18 November 2005. On 17 November 2005, being the trading date immediately before the share options were exercised, the closing price per share was HK$12.00.

Share options granted to other eligible persons

2001 Share Option Scheme

Date of grant	Number of share options with exercise price of HK$3.719 per share: Balance at 1 July 2005	Exercised during the period	Lapsed during the period	Balance at 31 December 2005
21 July 2003	3,399,822	(3,399,822)[3]	–	–[1]
21 July 2003	10,333,008	(7,684,024)[4]	(35,344)	2,613,640[2]
	13,732,830	(11,083,846)	(35,344)	2,613,640

Notes:

(1) Divided into 2 tranches exercisable from 21 July 2004 and 21 July 2005 respectively to 20 July 2008.

(2) Divided into 3 tranches exercisable from 21 January 2004, 21 July 2004 and 21 July 2005 respectively to 20 July 2008.

(3) The weighted average closing price of the shares immediately before the date on which share options were exercised was HK$12.40.

(4) The weighted average closing price of the shares immediately before the date on which share options were exercised was HK$12.276.

(5) The cash consideration paid by each eligible person for each grant of the share option is HK$10.0.

Directors' Interests in Shares, Underlying Shares and Debentures *(Continued)*

(B) Long position in underlying shares – share options *(Continued)*

Long position in underlying shares of NWMHL – share options

Share options granted to Directors

Name of Director	Date of grant	Exercisable period	Number of share options: Balance at 1 July 2005	Number of share options: Balance at 31 December 2005	Exercise price per share HK$
Dr. Cheng Kar-Shun, Henry[1]	28 January 2005	28 January 2005 to 31 December 2010	780,000	780,000	1.260
			780,000	780,000	

Share Option granted to employees

Date of grant	Exercisable period	Number of share options: Balance at 1 July 2005	Number of share options: Balance at 31 December 2005	Exercise price per share HK$
8 February 2002[2]	9 February 2002 to 8 February 2008	200,000	200,000	2.440
28 January 2005[1]	28 January 2005 to 31 December 2010	2,136,000	2,136,000	1.260
8 April 2005[1]	8 April 2005 to 31 December 2010	78,000	78,000	1.276
		2,414,000	2,414,000	

Note:

(1) Granted under the 1998 Share Option Scheme.

(2) Granted under the 2002 Share Option Scheme.

Save as disclosed above, as at 31 December 2005, none of the directors, chief executive or any of their associates had or deemed to have any interests or short positions in the shares, registered capital, underlying shares and debentures of the Company or any of its associated corporations as defined in the SFO that were required to be entered into the register kept by the Company pursuant to section 352 of the SFO or were required to be notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to the Mode Code for Securities Transactions by Directors of Listed Companies.

Substantial Shareholders' Interests in Shares

As at 31 December 2005, the register kept by the Company under Section 336 of the SFO shows the following parties had interests in 5.0% or more of the issued share capital of the Company.

Long position in shares

Name	Number of shares			Percentage to the issued share capital
	Beneficial interests	Corporate interest	Total	
Chow Tai Fook Enterprises Limited ("CTFEL")[1]	1,111,951,349	128,209,309	1,240,160,658	35.52
Marathon Asset Management Ltd ("MAM")[2]	208,191,948	–	208,191,948	5.96

Notes:

(1) CTFEL and its subsidiaries.

(2) These shares are held by MAM Investment Ltd., a wholly owned subsidiary of MAM.

Save as disclosed above, there is no other interest is recorded in the register that is required to be kept under Section 336 of the SFO as having an interest in 5.0% or more of the issued share capital of the Company as at 31 December 2005.

Corporate Information

Board of Directors

Executive directors

Dato' Dr. Cheng Yu-Tung (Chairman)
Dr. Cheng Kar-Shun, Henry (Managing Director)
Dr. Sin Wai-Kin, David
Mr. Liang Chong-Hou, David
Mr. Leung Chi-Kin, Stewart

Non-executive directors

Mr. Cheng Yue-Pui
Mr. Cheng Kar-Shing, Peter
Mr. Chow Kwai-Cheung
Mr. Ho Hau-Hay, Hamilton
Mr. Liang Cheung-Biu, Thomas

Independent non-executive directors

Lord Sandberg, Michael
Mr. Yeung Ping-Leung, Howard
Dr. Cha Mou-Sing, Payson JP
Mr. Cha Mou-Zing, Victor
(alternate director to Dr. Cha-Mou Sing, Payson)
Mr. Lee Luen-Wai, John JP

Company Secretary

Mr. Leung Chi-Kin, Stewart

Joint Auditors

PricewaterhouseCoopers
H.C. Watt & Company Limited

Solicitors

Yung, Yu, Yuen & Company
Woo, Kwan, Lee & Lo

Share Registrars and Transfer Office

Tengis Limited
26/F., Tesbury Centre,
28 Queen's Road East,
Wanchai, Hong Kong

Registered Office

30 Floor, New World Tower,
18 Queen's Road Central, Hong Kong
Tel: (852) 2523 1056
Fax: (852) 2810 4673

Principal Bankers

Bank of China
BNP Paribas
Citibank N.A.
DBS Bank
Hang Seng Bank
Industrial and Commercial Bank of China (Asia) Ltd.
Nanyang Commercial Bank
Sumitomo Mitsui Banking Corporation
Standard Chartered Bank
The Hongkong and Shanghai Banking Corporation
Bank of Tokyo-Mitsubishi UFJ, Ltd.

Stock Code

Hong Kong Stock Exchange 0017
Reuters 0017HK
Bloomberg 17HK

Investor Information

For more information about the Group,
please contact the Corporate
Affairs Department at:
New World Development Company Limited,
30 Floor, New World Tower,
18 Queen's Road Central, Hong Kong
Tel: (852) 2131 6790
Fax: (852) 2810 4673
e-mail: newworld@nwd.com.hk

Website

www.nwd.com.hk



New World Development Company Limited